Exhibit 1

For Immediate Release	17 December 2014

WPP plc

WPP plc appoints Roberto Quarta as Chairman-designate

WPP plc announces the appointment of Roberto Quarta to its Board as a non-executive director and Chairman-designate. He will join the Board on 1 January 2015 and will offer himself for re-election at the Company’s Annual General Meeting to be held in June 2015. Subject to his re-election, he will be appointed Chairman to succeed Philip Lader, who joined the Board as Chairman in 2001.

Roberto Quarta is Chairman of Smith & Nephew plc, a FTSE 100 global medical technology company, and Chairman of IMI plc, a FTSE 250 engineering business. He is also a partner at the private equity firm Clayton, Dubilier & Rice and a non-executive director at Spie SA. Previously, he was Chief Executive and then Chairman of BBA Group plc, Chairman of Rexel SA and a Non-Executive Director at BAE Systems plc, Equant NV, Foster Wheeler AG and PowerGen plc.

In the Company’s last Annual Report issued in April 2014, Philip Lader announced his plan to step down as Chairman at the close of 2014. The WPP Board has requested that he continue until such time as Mr Quarta steps down as Chairman of IMI plc.

Philip Lader said: “Roberto brings to WPP extensive, diverse experience in corporate governance and global commerce. This completes our refreshment of the Board, which over the last three years has seen the appointment of 10 internationally recognized business leaders from four continents and the phased retirement of long-serving directors.”

Sir Martin Sorrell, Chief Executive Officer, commented:

“Following an exhaustive search, the Board has chosen Roberto to be its next Chairman, as his experience and background complement and will help develop WPP’s strategy in new markets, in new media, in data investment management and the application of technology and, last but not least, horizontality.”

Roberto Quarta commented: “It is a great honour to join the board of WPP, a global leader in its field and an outstanding success story in British business. I look forward to working with the Board to help the company as it continues to build leadership positions in the fast changing media markets.”

No disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the UK Listing Authority’s Listing Rules in respect of this appointment.

Full details of Mr Quarta’s remuneration arrangements will be given in the Directors’ Remuneration Report 2014.

The transition in the Chairman’s role will occur, if Mr. Quarta has resigned from the IMI Board as anticipated, immediately at the close of WPP’s June AGM or thereafter upon such resignation.

Mr Quarta will be appointed to serve as a member of the Nomination and Governance Committee and the Compensation Committee.

In the 14-year period Philip Lader has served as Chairman, WPP’s billings have grown from £14 billion to £46.2 billion, PBIT from £378 million to £1.583 billion, dividend per share from 3.75p to 34.21p, the dividend pay-out ratio from 13% to 42%. The shares have risen from 829p to 1313p, the market capitalisation from £9.1 billion to £17.3 billion and the number of employees (including associates) from 65,000 to 177,000.

For further information please contact:

Richard Oldworth, Buchanan +44 (0)207 466 5000 or +44 (0)7710 130 634

or Feona McEwan, WPP +44 (0)20 7408 2204